Exhibit 99.1

FC-GEN Acquisition, Inc. and Subsidiaries

Consolidated Financial Statements

Index to Consolidated Financial Statements

On July 13, 2007, FC-GEN Acquisition, Inc. (the Company), through its wholly-owned subsidiary GEN Acquisition, Corp., (Merger Corp) merged with and into Genesis HealthCare Corporation (the Predecessor Company or GHC), with GHC and its subsidiaries continuing as the surviving corporation and assuming all of the debt obligations of Merger Corp.  The term “Successor” refers to FC-GEN Acquisition, Inc. after giving effect to the consummation of the merger.  The term “Predecessor” refers to GHC prior to giving effect to the consummation of the merger.  See note 1 – “General Information – The Merger”.

Page

Independent Auditors’ Report	2

Consolidated Balance Sheets as of December 31, 2007 (Successor) and December 31, 2006 (Predecessor)	3

Consolidated Statements of Operations for the period from July 14, 2007 through December 31, 2007 (Successor); the period January 1, 2007 through July 13, 2007, the three months ended December 31, 2006, and the year ended September 30, 2006 (Predecessor)	4

Consolidated Statements of Shareholders’ Equity and Other Comprehensive Income (Loss) for the period from July 14, 2007 through December 31, 2007 (Successor); the period January 1, 2007 through July 13, 2007, the three months ended December 31, 2006, and the year ended September 30, 2006 (Predecessor)	5

Consolidated Statements of Cash Flows for the period from July 14, 2007 through December 31, 2007 (Successor); the period January 1, 2007 through July 13, 2007, the three months ended December 31, 2006, and the year ended September 30, 2006 (Predecessor)	6

Notes to Consolidated Financial Statements	7

Independent Auditors’ Report

The Board of Directors

FC-GEN Acquisition, Inc.

We have audited the accompanying consolidated balance sheets of FC-GEN Acquisition, Inc. and subsidiaries (Successor) as of December 31, 2007, and of Genesis HealthCare Corporation and subsidiaries (Predecessor) as of December 31, 2006, and the related consolidated statements of operations, shareholders’ equity and other comprehensive income (loss), and cash flows for the period from July 14, 2007 to December 31, 2007 (Successor period), and from January 1, 2007 to July 13, 2007 (Predecessor period), for the three months ended December 31, 2006, and for the year ended September 30, 2006 (Predecessor periods).  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.  An audit includes consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Successor consolidated financial statements referred to above present fairly, in all material respects, the financial position of FC-GEN Acquisition, Inc. and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the Successor period, in conformity with U.S. generally accepted accounting principles.  Further, in our opinion, the aforementioned Predecessor consolidated financial statements present fairly, in all material respects, the financial position of Genesis HealthCare Corporation and its subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the Predecessor periods, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective July 14, 2007, FC-GEN Acquisition, Inc.  acquired all of the outstanding stock of Genesis HealthCare Corporation in a business combination accounted for as a purchase (the “Merger”).  As a result of the Merger, the consolidated financial information for the periods after the Merger is presented on a different cost basis than that for the periods before the Merger and, therefore, is not comparable.

As described in Note 1 to the consolidated financial statements, the Company adopted Emerging Issues Task Force Issue No. 04-5, Determining Whether a General Partner, or the General Partner of a Group, Controls a Limited Partnership or Similar Entity when the Limited Partnership has Certain Rights as of October 1, 2006.  As discussed in Note 16, the Company adopted Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, in 2006.

/s/ KPMG LLP

Philadelphia, Pennsylvania

March 30, 2008

FC-GEN ACQUISITION, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Successor	Predecessor
	December 31, 2007	December 31, 2006
Assets:
Current assets:
Cash and equivalents	$53,419	$66,270
Current portion of restricted cash and investments in marketable securities	23,538	32,403
Accounts receivable, net of allowances for doubtful accounts of $30,924 and $28,171, at December 31, 2007 and 2006, respectively	249,710	244,515
Prepaid expenses and other current assets	90,652	49,746
Current portion of deferred income taxes	40,243	46,226
Total current assets	457,562	439,160
Property and equipment, net of accumulated depreciation of $36,892 and $257,322, at December 31, 2007 and 2006, respectively	1,767,455	931,992
Assets held for sale	—	3,911
Restricted cash and investments in marketable securities	82,457	65,820
Other long-term assets	85,989	91,472
Deferred income taxes	—	6,461
Identifiable intangible assets, net of accumulated amortization of $4,672 and $6,132, at December 31, 2007 and 2006, respectively	114,267	4,165
Goodwill	265,678	10,758
Total assets	$2,773,408	$1,553,739
Liabilities and Shareholders’ Equity:
Current liabilities:
Current installments of long-term debt	$10,664	$14,178
Accounts payable	49,601	51,914
Accrued expenses	32,967	41,085
Accrued compensation	90,194	77,972
Accrued interest	12,485	6,154
Current portion of self-insurance liability reserves	33,907	38,079
Income taxes payable	—	10,136
Total current liabilities	229,818	239,518

Long-term debt	1,799,494	457,538
Deferred income taxes	307,457	—
Self-insurance liability reserves	90,913	72,175
Other long-term liabilities	86,146	67,734
Commitments and contingencies
Shareholders’ equity:
Successor:
Capital stock, no par value, 1,500 shares authorized, 1,500 shares issued and outstanding	—	—
Predecessor:
Common stock - par $0.01, 45,000,000 shares authorized, 20,808,867 shares issued	—	208
Treasury stock at cost, 1,075,745 shares	—	(42,787)
Common stock held in deferred compensation plan at cost, 261,066 shares	—	(11,003)
Deferred compensation liability	—	6,388
Additional paid-in capital	294,574	649,355
(Accumulated deficit) retained earnings	(35,601)	114,743
Accumulated other comprehensive income (loss)	607	(130)
Total shareholders’ equity	259,580	716,774
Total liabilities and shareholders’ equity	$2,773,408	$1,553,739

See accompanying notes to the consolidated financial statements.

FC-GEN ACQUISITION INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS)

	Successor	Predecessor
	Period from July 14, 2007 through December 31, 2007	Period from January 1, 2007 through July 13, 2007	Three months ended December 31, 2006	Year Ended September 30, 2006

Net revenues	$958,261	$1,071,215	$475,268	$1,762,610
Salaries, wages and benefits	589,599	646,204	287,673	1,085,883
Other operating expenses	201,999	230,531	100,334	385,407
General and administrative costs	50,814	69,416	30,743	112,705
Provision for losses on accounts receivable and notes receivable	8,552	9,225	5,090	12,385
Merger related costs	—	57,567	2,789	—
Lease expense	13,920	12,053	5,464	22,225
Depreciation and amortization expense	37,586	39,237	17,114	62,107
Accretion expense	113	149	69	—
Interest expense	121,864	16,639	7,013	24,964
Investment income	(4,172)	(6,132)	(3,169)	(9,283)
Other income	—	(2,974)	—	—
(Loss) income before income tax (benefit) expense, equity in net income of unconsolidated affiliates and minority interests	(62,014)	(700)	22,148	66,217
Income tax (benefit) expense	(25,570)	6,484	8,835	27,026
(Loss) income before equity in net income of unconsolidated affiliates and minority interests	(36,444)	(7,184)	13,313	39,191
Equity in net income of unconsolidated affiliates	479	403	236	1,977
Minority interests	(614)	(955)	(447)	(1,490)
(Loss) income from continuing operations	(36,579)	(7,736)	13,102	39,678
Income (loss) from discontinued operations, net of taxes	978	(252)	95	(2,262)
Cumulative effect of an accounting change, net of taxes	—	—	—	(1,539)
Net (loss) income	$(35,601)	$(7,988)	$13,197	$35,877

See accompanying notes to the consolidated financial statements.

FC-GEN ACQUISITION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND OTHER COMPREHENSIVE INCOME (LOSS)

(IN THOUSANDS)

	Capital Stock	Common stock	Additional paid-in capital	(Accumulated deficit) retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Common stock held in deferred compensation plan	Deferred compensation liability	Total shareholders’ equity

Predecessor:
Balance at September 30, 2005 (Predecessor)	$—	$204	$623,326	$65,669	$(562)	$(32,096)	$(5,728)	$—	$650,813
Comprehensive income
Net income	—	—	—	35,877	—	—	—	—
Net unrealized gain on marketable securities, net of tax	—	—	—	—	357	—	—	—
Net decrease to minimum pension liability, net of tax	—	—	—	—	46	—	—	—
Unrealized gain on VIE interest rate swap	—	—	—	—	94	—	—	—
Total comprehensive income									36,374
Utilization of tax benefits under SOP 90-7	—	—	7,572	—	—	—	—	—	7,572
Issuance of common stock under stock option plan and stock incentive plan	—	3	8,867	—	—	—	—	—	8,870
Stock-based compensation expense for stock options	—	—	4,523	—	—	—	—	—	4,523
Purchases of common stock for treasury	—	—	—	—	—	(10,691)	—	—	(10,691)
Purchases and sales, net, of common stock in deferred compensation plan	—	—	990	—	—	—	(3,986)	6,009	3,013

Balance at September 30, 2006 (Predecessor)	$—	$207	$645,278	$101,546	$(65)	$(42,787)	$(9,714)	$6,009	$700,474
Comprehensive income
Net income	—	—	—	13,197	—	—	—	—
Net unrealized loss on marketable securities, net of tax	—	—	—	—	(65)	—	—	—
Total comprehensive income									13,132
Utilization of tax benefits under SOP 90-7	—	—	1,389	—	—	—	—	—	1,389
Issuance of common stock under stock option plan and stock incentive plan	—	1	1,704	—	—	—	—	—	1,705
Stock-based compensation expense for stock options	—	—	881	—	—	—	—	—	881
Purchases and sales, net, of common stock in deferred compensation plan	—	—	103	—	—	—	(1,289)	379	(807)
Balance at December 31, 2006 (Predecessor)	$—	$208	$649,355	$114,743	$(130)	$(42,787)	$(11,003)	$6,388	$716,774

Comprehensive loss
Net loss	—	—	—	(7,988)	—	—	—	—
Net unrealized gain on marketable securities, net of tax	—	—	—	—	426	—	—	—
Net decrease to minimum pension liability, net of tax	—	—	—	—	(84)	—	—	—
Unrealized gain on VIE interest rate swap	—	—	—	—	36	—	—	—
Total comprehensive loss									(7,610)
Utilization of tax benefits under SOP 90-7	—	—	3,542	—	—	—	—	—	3,542
Issuance of common stock under stock option plan and stock incentive plan	—	2	4,680	—	—	—	—	—	4,682
Stock-based compensation expense for stock options	—	—	1,786	—	—	—	—	—	1,786
Purchases and sales, net, of common stock in deferred compensation plan	—	—	127	—	—	—	(5,790)	2,477	(3,186)
Balance at July 13, 2007 (Predecessor)	$—	$210	$659,490	$106,755	$248	$(42,787)	$(16,793)	$8,865	$715,988

Successor:
Balance at July 14, 2007 (Successor)	$—	$—	$—	$—	$—	$—	$—	$—	$—
Capital contributed by parent	—	—	300,000	—	—	—	—	—	300,000
Comprehensive loss
Net loss	—	—	—	(35,601)	—	—	—	—
Net unrealized gain on marketable securities, net of tax	—	—	—	—	652	—	—	—
Unrealized loss on VIE interest rate swap	—	—	—	—	(45)	—	—	—
Total comprehensive loss									(34,994)
Utilization of tax benefits under SOP 90-7	—	—	2,574	—	—	—	—	—	2,574
Distributions to parent	—	—	(8,000)	—	—	—	—	—	(8,000)
Balance at December 31, 2007 (Successor)	$—	$—	$294,574	$(35,601)	$607	$—	$—	$—	$259,580

See accompanying notes to the consolidated financial statements.

FC-GEN ACQUISITION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Successor	Predecessor
	Period from July 14, 2007 through December 31, 2007	Period from January 1, 2007 through July 13, 2007	Three months ended December 31, 2006	Year Ended September 30, 2006

Cash flows from operating activities:
Net (loss) income	$(35,601)	$(7,988)	$13,197	$35,877
Adjustments to reconcile net income (loss) to net cash provided by operating activities: Merger related expenses	—	57,567	2,789	—
Non-cash interest expenses	48,216	946	460	—
Non-cash compensation expenses	—	8,086	2,836	11,093
Loss on impairment of assets and other non-cash charges	—	312	766	6,646
Depreciation and amortization	37,586	39,237	17,181	62,519
Provision for losses on accounts receivable and notes receivable	8,552	9,225	5,074	14,590
Equity in net income of unconsolidated affiliates and minority interests	135	552	253	(376)
Provision for deferred taxes	(20,566)	13,317	(227)	14,944
Excess tax benefits from share-based payment arrangements	—	(477)	(108)	(1,267)
Amortization of deferred rents	4,385	1,441	407	1,742
Cumulative effect of an accounting change	—	—	—	2,965
Changes in assets and liabilities:
Accounts receivable	(7,033)	(16,410)	(21,479)	(47,210)
Accounts payable, accrued expenses and other	(19,246)	2,791	21,339	(20,195)

Total adjustments	52,029	116,587	29,291	45,451
Net cash provided by operating activities	16,428	108,599	42,488	81,328
Cash flows from investing activities:
Capital expenditures	(51,260)	(56,888)	(27,095)	(102,066)
Purchases of restricted marketable securities	(23,152)	(23,596)	(4,500)	(92,081)
Proceeds on maturity or sale of restricted marketable securities	33,233	27,846	13,301	93,299
Net change in restricted cash and equivalents	(12,282)	(9,089)	(7,109)	2,673
Purchases of eldercare centers and lease amendments	—	(22,138)	(49,619)	(4,728)
Investment in joint venture	—	—	—	(2,109)
Proceeds from sale of eldercare assets	11,509	—	—	—
Purchase of GHC common stock, net of cash acquired	(1,388,496)	—	—	—
Consolidation of partnerships	—	—	2,324	—
Other, net	5,083	1,808	(643)	6,909

Net cash used in investing activities	(1,425,365)	(82,057)	(73,341)	(98,103)
Cash flows from financing activities:
Borrowings under revolving credit facility	—	—	33,000	6,000
Repayments under revolving credit facility	(6,000)	(33,000)	—	—
Proceeds from issuance of long-term debt	1,679,140	—	—	—
Repayment of long-term debt	(344,529)	(10,808)	(10,510)	(15,452)
Merger financing and other fees	(158,255)	—	(383)	(534)
Purchase of common stock for treasury	—	—	—	(10,691)
Proceeds from exercise of stock options	—	917	88	3,654
Capital contributed by parent	300,000	—	—	—
Distributions to parent	(8,000)	—	—	—
Excess tax benefits from share-based payment arrangements	—	477	109	1,267

Net cash provided by (used in) financing activities	1,462,356	(42,414)	22,304	(15,756)

Net increase (decrease) in cash and equivalents	$53,419	$(15,872)	$(8,549)	$(32,531)
Cash and equivalents:
Beginning of period	—	66,270	74,819	107,350

End of period	$53,419	$50,398	$66,270	$74,819
Supplemental disclosure of cash flow information:
Interest paid	$68,258	$15,677	$8,237	$25,354
Taxes paid	21	1,667	1,816	9,104
Non-cash financing activities:
Capital leases	$13,822	$40,013	$—	$—
Assumption of long-term debt	—	—	4,375	3,190

See accompanying notes to the consolidated financial statements.

FC-GEN Acquisition, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

(1)   General Information

The Merger

On July 13, 2007, FC-GEN Acquisition, Inc. (the Company), through its wholly-owned subsidiary GEN Acquisition, Corp., (Merger Corp) merged with and into Genesis HealthCare Corporation (GHC or the Predecessor Company), with GHC and its subsidiaries continuing as the surviving corporation and assuming all of the debt obligations of Merger Corp (the Merger).  Private equity funds managed by affiliates of Formation Capital, LLC and JER Partners (collectively the “Sponsors”) wholly own the Company’s parent, FC-GEN Investment, LLC (Parent).  The Company was incorporated in January 2007 for the purpose of acquiring GHC and did not have any operations prior to July 13, 2007 other than in connection with the Merger.  Unless the context otherwise requires references in this report to the “Company” refers to the operations of GHC prior to the Merger and FC-GEN Acquisition, Inc. subsequent to the Merger.

The Merger transaction, including the redemption of previous debt and the payment of related fees and expenses, was financed by equity contributions of $300 million, the issuance of $1.3 billion of aggregate principal amount of a variable rate senior term loan due 2009 and the issuance of $379 million of aggregate principal amount of a variable rate unsecured senior subordinated mezzanine term loan due 2012.

The transaction was treated as a purchase and thus the assets and liabilities were recorded at their respective fair value at July 14, 2007.  This resulted in a significant increase to the value of the Company’s property and equipment, identifiable intangible assets, deferred tax liabilities and goodwill.

Description of Business

The Company provides inpatient services through skilled nursing and assisted living centers primarily located in the eastern United States.  The Company has 214 owned, leased, managed and jointly owned eldercare centers with 25,891 beds as of December 31, 2007.  Revenues of the Company’s owned, leased and otherwise consolidated centers constitute approximately 90% of its revenues.

The Company provides a range of rehabilitation therapy services, including speech pathology, physical therapy and occupational therapy.  These services are provided by rehabilitation therapists and assistants employed or contracted at substantially all of the centers operated by the Company, as well as by contract to healthcare facilities operated by others.  After the elimination of intercompany revenues, the rehabilitation therapy services business constitutes approximately 8% of the Company’s revenues.

The Company provides an array of other specialty medical services, including respiratory health services, management services, physician services, hospitality services, staffing services and other healthcare related services.

Basis of Presentation

The Company’s financial position at December 31, 2007 includes the impact of the Merger as well as the application of purchase accounting.  The Merger has been reflected as of July 14, 2007 and the consolidated financial statements reflecting the financial position of the Company at December 31, 2007 and the results of operations and cash flows for the period from July 14, 2007 to December 31, 2007 (after giving effect to the Merger) are designated as “Successor” financial statements.  The consolidated financial statements reflecting the results of operations and cash flows of the Company through the close of business on July 13, 2007 (prior to giving effect to the Merger) are designated “Predecessor” financial statements.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles.  In the opinion of management, the consolidated financial statements include all necessary adjustments for a fair presentation of the financial position and results of operations for the periods presented.

Factors Affecting Comparability of Financial Information

The Successor has a December fiscal year end, while the Predeccesor had a September fiscal year end.  As a result of the change in fiscal year end and as a result of the Merger, the consolidated financial statements for the periods after the Merger are presented on a different cost basis than that for periods before the Merger, and therefore, are not comparable.  The Company believes the Merger has effected the consolidated statements of operations of the Successor as compared to the Predecessor primarily in interest expense, accretion expense, lease expense and depreciation and amortization expense.  This lack of comparability is due to differing capital structures and the application of purchase accounting resulting in a differing cost basis.  The Company believes the Merger has affected the consolidated balance sheet of the Successor as compared to the Predecessor primarily in cash and equivalents, property and equipment, identifiable intangible assets, goodwill, deferred tax liabilities, long-term debt and shareholders’ equity.  This lack of comparability is also due to differing capital structures and the application of purchase accounting resulting in a differing cost basis.

Adjustments and Reclassifications

The Predecessor results for the three months ended December 31, 2006 were favorably affected by a $2.5 million ($1.5 million after-tax) adjustment to self-insurance reserves and the settlement of certain other long-term liabilities.  The self-insurance reserves for certain prior periods were increased $1.2 million as a result of a review of the Company’s accounting for workers’ compensation policies.  Other long-term liabilities were reduced $3.7 million to recognize the favorable prior year settlement of certain obligations related to Predecessor’s 2000-2001 Chapter 11 Bankruptcy proceedings.  The Company believes that the effect of the above adjustments are not material to its consolidated financial position, result of operations or liquidity for any prior period.

Certain prior year amounts have been reclassified to conform with current period presentation, the effect of which was not material.

Principles of Consolidation and Variable Interest Entities

The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, its consolidated variable interest entities (VIEs) and certain other partnerships.  All significant intercompany accounts and transactions have been eliminated in consolidation for all periods presented.

The Company’s investments in VIEs in which it is the primary beneficiary are consolidated, while the investment in one other VIE in which it is not the primary beneficiary is accounted for under other accounting principles.  Investments in and the operating results of 20% to 50% owned companies, which are not VIEs, are included in the consolidated financial statements using the equity method of accounting.

At December 31, 2007 and 2006, the Company consolidated five VIEs.  At December 31, 2007, total assets and non-recourse debt of the consolidated VIEs are $51.0 million and $39.3 million, respectively; and at December 31, 2006, total assets and non-recourse debt of the consolidated VIEs are $47.2 million and $39.7 million, respectively.  The total assets of the VIEs principally consist of property and equipment that serves as collateral for the VIEs’ non-recourse debt and is not available to satisfy any of the Company’s other obligations.  Creditors of the VIEs, including senior lenders, have no recourse against the general credit of the Company.  The consolidated VIEs at December 31, 2007 own and operate skilled nursing and assisted living facilities having 563 beds.  The Company’s ownership interests in the consolidated VIEs range from 25% to 50% and the Company manages the day-to-day operations of the consolidated VIEs under management agreements.  The Company’s involvement with the VIEs began in years prior to 2000.

Separate from the five VIEs previously described, at December 31, 2007 and 2006, the Company is not the primary beneficiary of one VIE and, therefore, that VIE is not consolidated into its financial statements.  At December 31, 2007, total assets and debt of the unconsolidated VIE are $15.7 million and $13.0 million, respectively.  At December 31, 2006, total assets and debt of the unconsolidated VIE are $15.7 million and $13.2 million, respectively.   The unconsolidated VIE owns and operates a skilled nursing facility having 224 beds.  The Company’s ownership interests in the unconsolidated VIE is 33.3% and the Company manages the day-to-day operations of the unconsolidated VIE under a management agreement. The Company’s involvement with the unconsolidated VIE began in 1990.  At December 31, 2007, the Company’s maximum exposure to loss associated with this unconsolidated VIE approximates the aggregate carrying-value of its equity method investments of $0.4 million.

Effective October 1, 2006, the Company consolidates two partnerships in accordance with Emerging Issues Task Force (EITF) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5).  The Company, as the general partner in these entities, may exercise considerable control over the businesses without substantive kick out rights afforded to the limited partners.  One of the partnerships is a jointly owned and managed skilled nursing facility having 112 beds.  The second partnership owns the real estate of a skilled nursing facility leased to the Company.  At December 31, 2007, total assets and non-recourse debt of these consolidated partnerships were $8.6 million and $4.0 million, respectively.  At December 31, 2006, total assets and non-recourse debt of these consolidated partnerships were $8.4 million and $4.4 million, respectively. The total assets of these consolidated partnerships consist of property and equipment that serves as collateral for the partnerships’ non-recourse debt and is not available to satisfy any of the Company’s other obligations.  Creditors of these consolidated partnerships, including senior lenders, have no recourse against the general credit of the Company.

(2)   Summary of Significant Accounting Policies

The following accounting policies apply to both the Predecessor and Successor unless otherwise specified.

Net Revenues and Accounts Receivable

The Company receives payments through reimbursement from Medicaid and Medicare programs and directly from individual residents (private pay), third-party insurers and long-term care facilities.

Inpatient services record revenue and the related receivables in the accounting records at the Company’s established billing rates in the period the related services are rendered.  The provision for contractual adjustments, which represents the differences between the established billing rates and predetermined reimbursement rates, is deducted from gross revenue to determine net revenue.  Retroactive adjustments that are likely to result from future examinations by third party payors are accrued on an estimated basis in the period the related services are rendered and adjusted as necessary in future periods based upon new information or final settlements.

Rehabilitation therapy services and other ancillary services record revenue and the related receivables at the time services or products are provided or delivered to the customer.  Upon delivery of products or services, the Company has no additional performance obligation to the customer.

Use of Estimates

The Company has made a number of estimates relating to the reporting of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles.  Some of the more significant estimates impact accounts receivable, long-lived assets, loss reserves for self-insurance programs and income taxes.  It is reasonable to assume that a change in estimate will occur in the near term and that change would be material if a different estimate were used in preparing the consolidated financial statements.  Actual results could differ significantly from estimates.

Cash and Equivalents

Short-term investments that have a maturity of ninety days or less at acquisition are considered cash equivalents.  Investments in cash equivalents are carried at cost, which approximates fair value.

Restricted Cash and Investments in Marketable Securities

Restricted cash includes cash and money market funds principally held by the Company’s wholly owned captive insurance subsidiary, which is substantially restricted to securing the outstanding claims losses. Funds have also been set aside to satisfy approximately $7.4 million of mortgage obligations. The restricted cash and investments in marketable securities balances at December 31, 2007 and 2006 were $106.0 million and $98.2 million, respectively.

Restricted investments in marketable securities, comprised of fixed interest rate securities and equity securities, are considered to be available-for-sale and accordingly are reported at fair value with unrealized gains and losses, net of related tax effects, included within accumulated other comprehensive income (loss), a separate component of shareholders’ equity.  Fair values for fixed interest rate securities and equity securities are based on quoted market prices.  Premiums and discounts on fixed interest rate securities are amortized or accreted over the life of the related security as an adjustment to yield.

A decline in the market value of any security below cost that is deemed other-than-temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.  Realized gains and losses for securities classified as available for sale are derived using the specific identification method for determining the cost of securities sold.

Allowance for Doubtful Accounts

The Company utilizes the “aging method” to evaluate the adequacy of its allowance for doubtful accounts.  This method is based upon applying estimated standard allowance requirement percentages to each accounts receivable aging category for each type of payor.  The Company has developed estimated standard allowance requirement percentages by utilizing historical collection trends and its understanding of the nature and collectibility of receivables in the various aging categories and the various segments of the Company’s business.  The standard allowance percentages are developed by payor type as the accounts receivable from each payor type have unique characteristics.  The allowance for doubtful accounts also considers accounts specifically identified as uncollectible.  Accounts receivable that Company management specifically estimates to be uncollectible, based upon the age of the receivables, the results of collection efforts, or other circumstances, are reserved for in the allowance for doubtful accounts until they are written-off.

Prepaid expenses and other current assets

Prepaid expenses and other current assets principally consist of expenses paid in advance of the provision of services, inventories of nursing center food and supplies, non-trade receivables and $24.9 million of escrowed funds held by third parties at December 31, 2007 in accordance with loan and other contractual agreements.

Property and Equipment

Property and equipment are recorded at cost.  Depreciation is calculated using the straight-line method over estimated useful lives of 20-35 years for building improvements, land improvements and buildings, and 3-15 years for equipment, furniture and fixtures and information systems.  Depreciation expense on leasehold improvements and assets held under capital leases is calculated using the straight-line method over the lesser of the lease term or the estimated useful life of the asset.  Expenditures for maintenance and repairs necessary to maintain property and equipment in efficient operating condition are charged to operations as incurred.  Costs of additions and betterments are capitalized.  Interest costs associated with major construction projects are capitalized in the period in which they are incurred.

Total depreciation expense from continuing operations for the successor period from July 14, 2007 through December 31, 2007, and the predecessor periods from January 1, 2007 through July 13, 2007, the three months ended December 31, 2006 and the year ended September 30, 2006 was $37.0 million $38.9 million, $17.0 million and $59.9 million, respectively.

Allowance for Notes Receivable

The Company classifies its notes receivable balances, net of allowances, in other long-term assets in its consolidated balance sheets.  These long-term receivables represent the net realizable value of the Company’s loans receivable resulting principally from the conversion of trade accounts receivable and consideration received for certain enterprise sales transactions.  The notes include varying payment terms, rates of interest and maturity dates based upon circumstances specific to each agreement.  At least annually, the Company reviews the collectibility of its notes receivable on an individual basis to determine possible impairments and/or non-accrual status for interest terms.  Impairments or write-downs to net realizable value are recorded in the consolidated statements of operations as a component of the provision for losses on accounts receivable and notes receivable.  Subsequent recoveries of reserved notes receivable are recorded as a reduction to the provision for losses on accounts receivable and notes receivable in the period of such recovery.

Long-Lived Assets

The Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to the future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized to the extent the carrying amount of the asset exceeds the fair value of the asset.  Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.  Asset impairment charges totaling $5.5 million were recognized in the twelve months ended September 30, 2006 associated with the write-down of two under performing properties. Approximately $2.7 million of the impairment charge is reflected in other operating expenses and $2.8 million is included in loss from discontinued operations in the consolidated statements of operations.

The Company performs an impairment test for goodwill with an indefinite useful life at least annually or more frequently if adverse events or changes in circumstances indicate that the asset may be impaired.  The Company performs its annual impairment test in the September quarter of each year.  No goodwill impairment charge was recorded in any of the periods presented herein in connection with the annual impairment test.

Self-Insurance Risks

The Company provides for self-insurance risks for both general and professional liability and workers’ compensation claims based on estimates of the ultimate costs for both reported claims and claims incurred but not reported.  Estimated losses from asserted and incurred but not reported claims are accrued based on our estimates of the ultimate costs of the claims, which includes costs associated with litigating or settling claims, and the relationship of past reported incidents to eventual claims payments.  All relevant information, including our own historical experience, the nature and extent of existing asserted claims and reported incidents, and independent actuarial analyses of this information is used in estimating the expected amount of claims.  The Company also considers amounts that may be recovered from excess insurance carriers in estimating the ultimate net liability for such risks.

Income Taxes

Deferred income taxes arise from the recognition of the tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements.  These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets are recovered or liabilities are settled.  The Company also recognizes as deferred tax assets the future tax benefits from net operating loss (NOL) carryforwards.  A valuation allowance is provided for these deferred tax assets if it is more likely than not that some portion or all of the net deferred tax assets will not be realized.

Comprehensive Income (Loss)

Comprehensive income (loss) includes changes to shareholders’ equity during a period, except those resulting from investments by and distributions to shareholders.  The components of comprehensive income (loss) are shown in the consolidated statements of shareholders’ equity.

Leases

Lease arrangements are capitalized when such leases convey substantially all the risks and benefits incidental to ownership.  Capital leases are amortized over either the lease term or the life of the related assets, depending upon available purchase options and lease renewal features.  Amortization related to capital leases is included in the consolidated statements of operations within depreciation and amortization expense.

For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as lease expense on a straight-line basis over the applicable lease terms and any periods during which the Company has use of the property but is not charged rent by a landlord.  Lease terms, in most cases, provide for rent escalations and renewal options.

Favorable and unfavorable lease amounts are recorded as components of other identifiable intangible assets and other long-term liabilities, respectively, when the Company purchases businesses that have lease agreements.  Favorable and unfavorable leases are amortized to lease expense on a straight-line basis over the remaining term of the leases.  Upon early termination of a lease, the favorable or unfavorable lease contract balance associated with the lease contract is recognized as a loss or gain in the consolidated statement of operations.

Reimbursement of Managed Property Labor Costs

The Company manages the operations of 35 independently and jointly owned eldercare centers, including consolidated VIEs, and six transitional care units as of December 31, 2007.  Under these arrangements, the Company employs the operational staff of the managed center for ease of benefit administration and bills the related wage and benefit costs on a dollar-for-dollar basis to the owner of the managed property.  In this capacity, the Company operates as an agent on behalf of the managed property owner and is not the primary obligor in the context of a traditional employee/employer relationship.  Historically, the Company has treated these transactions on a “net basis,” thereby not reflecting the billed labor and benefit costs as a component of its net revenue or expenses.  For the successor period from July 14, 2007 through December 31, 2007, and the predecessor periods from January 1, 2007 through July 13, 2007, the three months ended December 31, 2006 and the year ended September 30, 2006 the Company billed its managed clients $51.9 million, $60.0 million, $28.5 million, and $119.5 million, respectively, for such labor related costs.

Stock-Based Benefit Plans

The Company recognizes compensation costs related to stock-based benefit plans in the consolidated financial statements.  The cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity award).  The Successor Company does not have any stock-based benefit plans.

Derivative Financial Instruments

The Company recognizes all derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value.  The fair value adjustments will affect either shareholders’ equity or net income, depending on whether the derivative instrument is designated as or qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.  The Company uses interest rate swap and interest rate cap agreements for the specific purpose of hedging the exposure to variability in market rates of interest.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized in the period when the asset is placed in service.  The fair value of the liability is estimated using discounted cash flows.  In subsequent periods, the retirement obligation is accreted to its future value or the estimate of the obligation at the asset retirement date.  The accretion charge is reflected separately on the consolidated statement of operations.  A corresponding retirement asset equal to the fair value of the retirement obligation is also recorded as part of the carrying amount of the related long-lived asset and depreciated over the asset’s useful life.

Other Income

The Predecessor realized a $3.0 million gain on the sale of a cost method investment in the period from January 1, 2007 through July 13, 2007.

New Accounting Pronouncements

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements.  SFAS No. 157 is effective for fiscal year beginning January 1, 2009 for the Company.  The Company is evaluating the impact this statement will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (SFAS No. 159).  This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective January 1, 2008 for the Company. The Company is evaluating the impact of this statement on its consolidated financial statements.

Income Tax Uncertainties

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (FIN 48), which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes.  Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods.  The provisions of FIN 48 will be applied to all tax positions accounted for under SFAS No. 109 upon initial adoption.  The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year.

In January 2008, the FASB offered non-public entities an election option to defer adoption of FIN 48 until the preparation of their annual financial statements for years that begin after December 15, 2007.  Under this deferral election, the Company is required to adopt FIN 48 in connection with the preparation of its annual consolidated financial statements for the year ending December 31, 2008, but not for interim periods prior to December 31, 2008.  The Company is currently evaluating the potential impact of FIN 48 on its consolidated financial statements.

Business Combinations

In December 2007, the FASB issued SFAS No. 141(revised 2007), Business Combinations (SFAS No. 141R). SFAS No. 141R will replace SFAS No. 141, Business Combinations, but retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination.  SFAS No. 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control.  SFAS No. 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values at the acquisition date.  Costs incurred by the acquirer to effect the acquisition are not allocated to the assets acquired or liabilities assumed, but are recognized separately.  SFAS No. 141R is effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which for the Company will be business combinations with an acquisition date beginning on or after January 1, 2009.

Noncontrolling Interests

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (SFAS No. 160). SFAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary, for the deconsolidation of a subsidiary and clarifies that a noncontrolling interest in a subsidiary is an ownership interest that should be reported as equity in the consolidated financial statements. SFAS No. 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and requires a parent to recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS No. 160 also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest and to disclose, on the face of the consolidated statement of income, the amounts of consolidated net income attributable to the parent and to the noncontrolling interest.  SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008, which for the Company will be the fiscal year beginning on January 1, 2009.  The Company is currently evaluating the impact that SFAS No. 160 may have on its consolidated financial statements.

(3)   Significant Transactions and Events

Successor

The Merger

The Merger was completed as of the close of business on July 13, 2007 and was financed with equity contributions of $300 million and the issuance of $1,679.1 million of debt.

The Merger sources and uses of funds are summarized below (in thousands)

Sources

Senior term loan	$1,300,000
Mezzanine term loan	379,140
Equity contributions	300,000
Total Sources	$1,979,140
Uses

Purchase of predecessor company common stock and equivalents	$1,438,894
Repayment of predecessor company debt and accrued interest	347,189
Fees and expenses	158,255
Cash held for operating activities	34,802

Total Uses	$1,979,140

The net assets acquired of $1,944.3 million is net of $34.8 million of cash in excess of the financing sources of $1,979.1 million.  The total purchase price of the transaction was allocated to the Company’s net tangible and identifiable intangible assets based upon the estimated fair values at July 14, 2007.  The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.  The allocation of the purchase price to property and equipment, identifiable intangible assets and deferred income taxes was based upon valuation data and estimates. The purchase accounting adjustments made in the accompanying consolidated financial statements are substantially complete. Once the final allocation is determined, any remaining excess of the investment over identifiable net assets acquired will be adjusted through goodwill.

The following table summarizes the allocation of the purchase price as of July 14, 2007:

(in thousands)

Net current assets	$216,687
Property and equipment	1,768,837
Other assets	199,829
Identifiable intangible assets	118,939
Goodwill	265,678
Debt assumed	(124,626)
Non-current liabilities	(142,207)
Deferred income tax liabilities	(358,799)

Net assets acquired	$1,944,338

The goodwill recognized from the transaction is a result of the expected (i) cost savings from the elimination of stock-based benefits and compliance costs associated with being a publicly held company, (ii) implementation of certain organizational and legal structure modifications that better protect assets from liability risks, (iii) the Company’s cash flows supported by high occupancy and quality mix, and (iv) the growth opportunity the investors anticipate in the Company’s core businesses.

Transaction consideration on the consolidated statement of cash flows of $1,388.5 million excludes cash and equivalents acquired of $50.4 million.  Included in the transaction consideration are pre-payment penalties and conversion premiums of $83.0 million related to debt obligations of the Predecessor Company that were redeemed in connection with the transaction.

During the period from January 1, 2007 through July 13, 2007, the Successor recorded costs of approximately $57.6 million related to the transaction. These costs, which are included in Merger related costs in the consolidated statements of operations, consist of approximately $26.0 million of accounting, investment banking, legal and other costs associated with the transaction, a compensation charge of approximately $22.3 million related to the accelerated vesting of employee stock options and restricted stock, a $8.3 million charge related to the write-off of unamortized deferred financing fees related to the Predecessor debt and a charge of approximately $1.0 million for transaction related payments to certain executives.

During the three months ended December 31, 2006, Predecessor incurred legal fees, investment banking advisory fees, special committee board fees and other related costs of $2.8 million in connection with the proposed transaction with the Successor and other companies.  These costs are included in Merger related costs in the consolidated statements of operations.

Predecessor

Lease and Purchase Option Agreements

In January 2007, the Predecessor completed a transaction involving a lease and purchase option agreement for 11 facilities in Maine with 748 skilled nursing and 220 residential care beds.  The transaction was effective January 1, 2007.  Under the agreement the Predecessor leased 11 nursing and residential care facilities for 25 years with an annual lease payment of approximately $5 million.  Additionally, the Predecessor paid approximately $16.5 million in cash in exchange for tangible operating assets and entered into a $53 million fixed price purchase option exercisable in 2026.  The transaction was recorded as a capital lease resulting in $40.0 million of capital lease obligations and added $56.4 million of property and equipment.

Acquisitions of ElderCare Centers

Effective May 1, 2007, the Predecessor purchased a 118 bed skilled nursing facility in Pennsylvania.  The purchase price of $3.1 million was financed with cash.

Effective December 1, 2006, the Predecessor completed a purchase of two skilled nursing facilities and four assisted living facilities in West Virginia for a net purchase price of $41.2 million.  The purchase was financed with $33.0 million of debt from the revolving credit facility, which was subsequently repaid, and $8.2 million of cash.

Effective November 1, 2006, the Predecessor purchased a 115 bed skilled nursing facility in Maryland.  The purchase price of $8.0 million was financed with $6.0 million of debt from the revolving credit facility and $2.0 million of cash.

In connection with these acquisitions, the majority of the purchase prices were allocated to property and equipment.  The results of operations of these acquisitions were included from the acquisition date.

(4)   Certain Significant Risks and Uncertainties

Revenue Sources

The Company receives revenues from Medicare, Medicaid, private insurance, self-pay residents, other third-party payors and long-term care facilities that utilize its rehabilitation therapy and other services.  The Company’s inpatient services derives approximately 80% of its revenue from the Medicare and various state Medicaid programs.

The sources and amounts of the Company’s revenues are determined by a number of factors, including licensed bed capacity and occupancy rates of its eldercare centers, the mix of patients and the rates of reimbursement among payors.  Likewise, payment for ancillary medical services, including services provided by the Company’s rehabilitation therapy services business, vary based upon the type of payor and payment methodologies.  Changes in the case mix of the patients as well as payor mix among Medicare, Medicaid and private pay can significantly affect the Company’s profitability.

It is not possible to quantify fully the effect of legislative changes, the interpretation or administration of such legislation or other governmental initiatives on the Company’s business and the business of the customers served by the Company’s rehabilitation therapy business.  Accordingly, there can be no assurance that the impact of any future healthcare legislation or regulation will not adversely affect the Company’s business.  There can be no assurance that payments under governmental and private third-party payor programs will be timely, will remain at levels similar to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs.  The Company’s financial condition and results of operations will be affected by the reimbursement process, which in the healthcare industry is complex and can involve lengthy delays between the time that revenue is recognized and the time that reimbursement amounts are settled.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in material compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving material allegations of potential wrongdoing. While no such regulatory inquiries have been made, noncompliance with such laws and regulations can be subject to regulatory actions including fines, penalties, and exclusion from the Medicare and Medicaid programs.

(5)    Restricted Cash and Investments in Marketable Securities

The current portion of restricted cash and investments in marketable securities principally represents an estimate of the level of outstanding self-insured losses the Company expects to pay in the succeeding year through its wholly owned captive insurance company.

Restricted cash and equivalents and investments in marketable securities at December 31, 2007 consist of the following (in thousands):

			Unrealized losses

Successor	Amortized cost	Unrealized gains	Less than 12 months	Greater than 12 months	Fair value

Restricted cash and equivalents:
Cash	$33,248	$—	$—	$—	$33,248
Money market funds	3,831	—	—	—	3,831

Restricted investments in marketable securities:
U.S. mortgage backed securities	19,127	360	—	—	19,487
Corporate bonds	15,446	943	(12)	—	16,377
Government bonds	33,245	247	(35)	(405)	33,052
	$104,897	$1,550	$(47)	$(405)	$105,995

Less: Current portion of restricted investments					(23,538)
Long-term restricted investments					$82,457

Restricted cash and equivalents and investments in marketable securities at December 31, 2006 consist of the following (in thousands):

			Unrealized losses

Predecessor	Amortized cost	Unrealized gains	Less than 12 months	Greater than 12 months	Fair value

Restricted cash and equivalents:
Cash	$11,879	$—	$—	$—	$11,879
Money market funds	3,593	—	—	—	3,593

Restricted investments in marketable securities:
U.S. mortgage backed securities	25,083	66	(8)	(168)	24,973
Corporate bonds	21,333	285	(52)	(73)	21,493
Government bonds	36,572	126	(28)	(385)	36,285

	$98,460	$477	$(88)	$(626)	$98,223

Less: Current portion of restricted investments					(32,403)
Long-term restricted investments					$65,820

Maturities of restricted investments yielded proceeds of $23.0 million, $12.0 million, $6.0 million and less than $0.1 million for the successor period from July 14, 2007 through December 31, 2007, and the predecessor periods from January 1, 2007 through July 13, 2007, the three months ended December 31, 2006 and the year ended September 30, 2006, respectively.

Sales of investments yielded proceeds of $10.2 million, $15.8 million, $7.3 million and $93.3 million for the successor period from July 14, 2007 through December 31, 2007, and the predecessor periods from January 1, 2007 through July 13, 2007, the three months ended December 31, 2006 and the year ended September 30, 2006, respectively. Associated gross realized gains and losses for the presented periods were not significant.

During the Successor period, the Company determined that the decline in the estimated value of a corporate bond, with an aggregate carrying value of $2.0 million prior to the impairment, was other-than-temporarily impaired.  The Company recognized a non-cash, pre-tax impairment charge of $0.4 million in the Successor period.

The majority of the Company’s investments are investment grade government and corporate debt securities that have maturities of five years or less, and the Company has both the ability and intent to hold the investments until maturity.

Restricted investments in marketable securities held at December 31, 2007 mature as follows (in thousands):

Successor	Amortized cost	Fair value

Due in one year or less	$14,035	$14,015
Due after 1 year through 5 years	42,481	43,133
Due after 5 years through 10 years	6,197	6,546
Due after 10 years	5,105	5,222

	$67,818	$68,916

Actual maturities may differ from stated maturities because borrowers have the right to call or prepay certain obligations with or without prepayment penalties.

The Company has issued letters of credit totaling $82.6 million at December 31, 2007 to its third party administrators and the Company’s excess insurance carriers.  Restricted cash of $25.9 million and restricted investments with an amortized cost of $67.6 million and a market value of $68.9 million are pledged as security for these letters of credit as of December 31, 2007.

(6)   Property and Equipment

Property and equipment at December 31, 2007 and 2006 consist of the following (in thousands):

	Successor	Predecessor
	2007	2006

Land and improvements	$245,005	$94,307
Buildings and improvements	1,417,435	874,533
Equipment, furniture and fixtures	136,339	213,972
Construction in progress	5,568	6,502

Gross property and equipment	1,804,347	1,189,314
Less: accumulated depreciation	(36,892)	(257,322)

Net property and equipment	$1,767,455	$931,992

Assets held under capital leases, which are principally carried in building and improvements above, were $151.8 million and $60.1 million at December 31, 2007 and 2006, respectively.  Accumulated depreciation on assets held under capital leases was $2.9 million and $10.6 million at December 31, 2007 and 2006, respectively.

(7)    Other Long-Term Assets

Other long-term assets at December 31, 2007 and 2006 consist of the following (in thousands):

	Successor	Predecessor

	2007	2006

Notes receivable, net	$6,604	$9,946
Assets held in Rabbi Trust	14	20,411
Insurance claims recoverable	8,692	8,315
Deferred financing fees, net	31,228	10,751
Deposits and funds held in escrow	17,609	26,273
Advanced rents	4,273	6,666
Investments in unconsolidated affiliates	10,856	2,314
Cost report receivables	6,321	5,130
Other, net	392	1,666

Other long-term assets	$85,989	$91,472

Notes receivable are net of allowances of $22.6 million at December 31, 2006.  All allowances were eliminated at July 13, 2007 in connection with purchase accounting.

Deferred financing fees are recorded net of accumulated amortization of $9.1 million and $5.4 million at December 31, 2007 and 2006, respectively.

(8)   Goodwill and Identifiable Intangible Assets

The changes in the carrying value of goodwill are as follows (in thousands):

Successor	Period from July 14, 2007 through December 31, 2007

GHC Merger	$265,678

Predecessor	Period from January 1, 2007 through July 13, 2007	3 months ended December 31, 2006

Balance at beginning of period	$10,758	$8,645
Goodwill related to acquisitions of skilled nursing and assisted living facilities	—	2,113

Balance at end of period	$10,758	$10,758

Identifiable intangible assets consist of the following (in thousands):

Successor	2007	Weighted Average Life (Years)

Customer relationship assets, net of accumulated amortization of $595	$19,263	16
Favorable leases, net of accumulated amortization of $4,077	95,004	15

Indentifiable intangible assets, net	$114,267

Predecessor	2006	Weighted Average Life (Years)

Customer relationship assets, net of accumulated amortization of $1,355	$250	5
Non-competition agreements, net of accumulated amortization of $932	190	5
Favorable leases, net of accumulated amortization of $3,845	3,725	11

Indentifiable intangible assets, net	$4,165

Acquisition-related identified intangible assets at December 31, 2007 consist of customer relationship assets and favorable lease contracts.  Customer relationship assets are being amortized on a straight-line basis over the expected period of benefit.  Favorable lease contracts are amortized on a straight-line basis over the lease terms.

Amortization expense related to identifiable intangible assets in the Successor period from July 14, 2007 through December 31, 2007, the Predecessor periods of January 1, 2007 through July 13, 2007, the three months ended December 31, 2006 and the year ended September 30, 2006 was $4.7 million, $0.7 million, $0.3 million and $1.3 million, respectively.

Based upon amounts recorded at December 31, 2007, total estimated amortization expense of identifiable intangible assets for fiscal years 2008 through 2012 follows (in thousands):

2008	$10,049
2009	9,978
2010	9,840
2011	9,786
2012	9,745

(9)   Long-Term Debt

Long-term debt at December 31, 2007 and 2006 consists of the following (in thousands):

	Successor	Predecessor
	2007	2006

Senior secured term loan	$1,300,000	$—
Mezzanine term loan	375,000	—
Senior credit facility - revolving credit	—	39,000
Senior subordinated notes	—	145,935
Convertible senior subordinated debentures	—	180,000
Mortgages and other secured debt (recourse)	7,345	27,864
Capital lease obligations	84,431	34,838
Mortgages and other secured debt (non recourse)	42,790	44,079
Unamortized debt premium on mortgages and other secured debt	592	—

	1,810,158	471,716
Less:
Current installments of long-term debt	(10,664)	(14,178)

Long-term debt	$1,799,494	$457,538

In connection with the completion of the Genesis Acquisition on July 13, 2007, the Company entered into a senior secured credit facility and a mezzanine term loan.  The senior credit facility and the mezzanine term loan required the Company to enter into certain interest rate hedge agreements to mitigate the risk of rising variable rates of interest. See note 20 — “Subsequent Events”.

Senior secured credit facility

The senior secured credit facility consists of the following subfacilities:  (i) a $1.3 billion senior secured term loan, (ii) a $100 million delayed draw term loan and (iii) a $100 million revolving credit facility.  The Company pays interest monthly on the outstanding loans under the senior secured credit facility.

Borrowings bear interest at a rate equal to, at the Company’s option, either a base rate or at the London Interbank Offered Rate (LIBOR) plus a margin.  The base rate is determined by reference to the higher of (i) a lender-defined prime rate plus 1.0%, and (ii) the federal funds rate plus 1.5%.  The applicable margin with respect to LIBOR borrowings is 2%.  LIBOR borrowings under the senior secured credit facility bore interest of approximately 6.6% at December 31, 2007.

Principal amounts outstanding under each of the three subfacilities are due and payable in full at maturity, July 13, 2009.  If certain conditions are met, the Company can extend the maturity of the subfacilities pursuant to three one-year extension options.

The senior secured term loan and the delay draw term loan cannot be voluntarily prepaid prior to July 13, 2008 unless certain events occur, and can only be prepaid in full between July 14, 2008 and July 13, 2009.  Any prepayment that occurs on or before July 13, 2009 is subject to a prepayment penalty.  The senior secured term loan can be prepaid in full or in part without penalty if the maturity is extended beyond July 13, 2009.  The senior secured term loan and the delayed draw term loan are subject to partial mandatory prepayment under certain circumstances, including the

Company’s receipt of insurance proceeds received following damage to properties or the receipt of proceeds upon the sale of real property.  In these circumstances, the proceeds received must be used to prepay the senior secured term loan and or the delayed draw term loan.

The senior secured credit agreement requires funds be placed in escrow for property tax and property insurance obligations.  In addition, the senior secured credit agreement requires that cash be placed in escrow on a monthly basis (approximately $6.8 million annually) to fund routine maintenance and the replacement of furniture, fixtures and equipment.  The lender releases funds from this escrow when the Company presents evidence that operating funds have been expended for such routine maintenance and replacement activities.  At December 31, 2007, $2.3 million is held in escrow for routine maintenance, which is included in prepaid expenses and other current assets.

All obligations under the senior secured credit facility are secured by a security interest in substantially all of the assets of the Company.

The senior secured credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, the Company’s ability to:  incur additional indebtedness; provide guarantees; create liens on assets; engage in mergers, acquisitions or consolidations; sell assets; make distributions; make investments, loans or advances; repay indebtedness, except as scheduled or at maturity; engage in certain transactions with affiliates; amend material agreements governing the Company’s outstanding indebtedness; and fundamentally change the Company’s business.  In addition, the senior secured credit facility agreement requires the Company to meet defined financial covenants, including a maximum consolidated leverage ratio, a minimum consolidated fixed charge coverage ratio and a minimum consolidated project yield.  The senior secured credit agreement also contains certain customary affirmative covenants, such as financial and other reporting, and certain events of default.  At December 31, 2007, the Company was in compliance with all of these covenants.

Senior secured term loan.  The senior secured term loan of $1.3 billion was fully drawn on July 13, 2007 to fund the Merger.

Delayed draw term loan.  The $100 million delayed draw term loan was established to provide the Company a source of financing to make certain qualifying capital improvements or acquisitions.  Amounts repaid under the delayed draw term loan may not be reborrowed.  As of December 31, 2007, the Company had no outstanding borrowings under the delayed draw term loan.

Revolving credit facility.  The $100 million revolving credit facility was established to provide the Company a source of financing to fund general working capital requirements.  Borrowings under the revolving credit facility may be in the form of revolving loans or swing line loans.  Aggregate outstanding swing line loans have a sub-limit of $10 million.  The revolving credit facility also provides a sub-limit of $35 million for letters of credit.  Borrowing levels under the revolving credit facility are limited to a borrowing base that is computed based upon the level of Company eligible accounts receivable, as defined.  In addition to paying interest on the outstanding principal borrowed under the revolving credit facility, the Company is required to pay a commitment fee to the lenders for any unutilized commitments.  The commitment fee rate is 0.375% per annum.  As of December 31, 2007, the Company had no outstanding borrowings under the revolving credit facility and had $31.2 million of undrawn letters of credit and other encumbrances, leaving the Company with $68.8 million of borrowing capacity under the revolving credit facility.

Mezzanine Term Loan

The mezzanine term loan of $379.1 million was fully drawn on July 13, 2007 to fund the Merger.  Borrowings bear interest at a rate equal to LIBOR plus 7.5%.  Borrowings under the mezzanine term loan bore interest at approximately 12.1% at December 31, 2007.  A principal amount of $4.1 million is required to be repaid within the first year of the borrowing with the remaining principal amount outstanding due and payable in full at maturity, July 13, 2012.

The mezzanine term loan agreement contains both voluntary and mandatory prepayment restrictions subject to prepayment penalties set forth in the agreement.  The Company must maintain a debt service reserve held by the lender without interest equal to $4.1 million.  The balance is included in prepaid expenses and other current assets.

All obligations under the mezzanine term loan are secured by a security interest in substantially all of the assets of the Company, subject to subordination to the senior secured credit facility.

The mezzanine term loan contains covenants similar to, and no more restrictive than, those required under the senior secured credit agreement.  At December 31, 2007, the Company was in compliance with all of these covenants.

Other Debt

Mortgages and other secured debt (recourse).  At December 31, 2007 and 2006, the Company had $7.3 million and $27.9 million, respectively, of other secured debt consisting principally of revenue bonds and secured bank loans, including loans insured by the Department of Housing and Urban Development.  These loans are secured by the underlying real and personal property of individual eldercare centers and have fixed or variable rates of interest ranging from 7.1% to 8.9% at December 31, 2007.

Capital lease obligations.  The capital lease obligations represent the present value of minimum lease payments under such capital lease arrangements and bear imputed interest at rates ranging from 7.00% to 16.2% at December 31, 2007 and mature at dates ranging primarily from 2008 to 2025.

Mortgages and other secured debt (non-recourse).  These loans are carried by certain of the Company’s joint ventures consolidated pursuant to FIN 46.  The loans consist principally of revenue bonds and secured bank loans.  These loans are secured by the underlying real and personal property of individual eldercare centers and have fixed or variable rates of interest ranging from 3.5% to 8.7% at December 31, 2007, with maturity dates ranging from 2010 to 2038.  These loans are labeled “non-recourse” because neither the Company nor a wholly owned subsidiary is obligated to perform under the respective loan agreements.

Repayment of Predecessor Debt

With the proceeds of new borrowings and the equity contributions in connection with the Merger, the Company repaid the outstanding balances of its predecessor company senior credit facility, senior subordinated notes, convertible senior subordinated debentures, certain mortgages and other secured debt.  In connection with the repayment of the senior subordinated notes and the convertible senior subordinated debentures, the Company incurred combined prepayment penalties and conversion premiums of $83.0 million, which were included in the purchase price of the transaction.

The maturity of total debt, excluding capital lease obligations, of $1,725.7 million at December 31, 2007 is as follows:  $10.7 million in fiscal 2008, $1,308.2 million in fiscal 2009, $7.5 million in fiscal 2010, $1.2 million in fiscal 2011, $376.3 million in fiscal 2012 and $21.8 million thereafter.

(10) Derivative Financial Instruments

Successor

The senior secured credit facility agreement and the mezzanine term loan agreement require the Company to enter into financial instruments to protect against fluctuations in interest rates for a notional amount equal to the combined outstanding principal balance of the senior secured credit facility and the mezzanine term loan such that LIBOR does not exceed 6.5%.  Accordingly, on July 13, 2007, the Company entered into an interest rate swap contract and an interest rate cap contract.

These contracts are not designated for hedge accounting treatment, and therefore, the Company records the fair value (estimated unrealized gain or loss) of the agreements as an asset or liability and the change in any period as an adjustment to interest expense in the consolidated statement of operations.  Realized gains and losses associated with these contracts are recorded as adjustments to interest expense each reporting period.  The counterparties to the derivative financial instruments are major financial institutions.  The Company does not use derivative financial instruments for any trading or speculative purposes.

The interest rate swap agreement has a notional amount of $1 billion.  The Company is required to make payments to the counterparty at the fixed rate of 5.34% and in return, the Company receives payments at a variable rate based on the one month LIBOR, which was 4.6% at December 31, 2007.  The fair value of the interest rate swap agreement at December 31, 2007 is recorded as a liability of $40.3 million, in other long-term liabilities in the consolidated balance sheet with a corresponding charge to interest expense in the consolidated statement of operations of the Successor.  The interest rate swap agreement expires on July 13, 2010.

The interest rate cap agreement has a notional amount of $675 million.  Under this agreement, the Company receives variable interest rate payments when the one-month LIBOR rises above 6.0%.  The Company paid a fee of $0.9 million at the inception of the interest rate cap agreement, which is being amortized to interest expense over the term of the agreement.  The interest rate cap agreement expires on July 13, 2009.

The Company is exposed to credit loss, in the event of nonperformance by the counterparties to the interest rate swap and interest rate cap agreements.  As of December 31, 2007, we do not anticipate nonperformance by the counterparties to these agreements and no material loss would be expected from any such nonperformance.

Successor and Predecessor

The Company consolidates one VIE that entered into an interest rate swap agreement.  The VIE is exposed to the impact of interest rate changes because its long-term debt bears interest at a variable rate.  The VIE’s obligation under the interest rate swap agreement is non-recourse to the Company.  The interest rate swap agreement effectively converts approximately $6.7 million and $6.9 million at December 31, 2007 and 2006, respectively, of variable-rate debt (one month LIBOR) into fixed-rate debt (4.38%).  The interest rate swap agreement matures on July 29, 2010.  The counterparty to the interest rate swap agreement is a major institutional bank.

The VIE’s objective in managing exposure to interest rate changes is to limit the impact of such changes on its earnings and cash flows and to lower its overall borrowing costs.  The VIE’s debt and obligation under the interest rate swap agreement are non-recourse to the Company.   The VIE does not enter into such arrangements for trading purposes.  Such instruments are recognized on the consolidated balance sheet at fair value.  Changes in the fair value of a derivative that is designated as and meets all of the required criteria for a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified as an adjustment to interest expense as the underlying hedged item affects earnings.

(11) Leases and Lease Commitments

The Company leases certain facilities under capital and operating leases.  Future minimum payments for the next five years and thereafter under such leases at December 31, 2007 are as follows (in thousands):

Year ending December 31,	Capital Leases	Operating Leases

2008	$8,517	$21,580
2009	36,037	19,934
2010	6,261	19,134
2011	6,376	16,873
2012	6,191	15,548
Thereafter	103,808	35,518
Total future minimum lease payments	167,190	$128,587
Less amount representing interest	(82,759)
Present value of net minimum lease payments	84,431
Less current portion	(1,645)
Long-term capital lease obligation	$82,786

The Company holds fixed price purchase options to acquire the land and buildings of nineteen centers for $123.5 million with expirations ranging from 2009 to 2025.  Three of these options are deemed to be bargain purchases and, consequently, these leases have been classified as capital leases contributing $29.8 million in capital lease obligations of the total $84.4 million at December 31, 2007.  The large capital lease obligation in fiscal 2009 is caused by the three bargain purchase options which become exercisable in that year.  The Company also classifies 14 other center leases as capital leases contributing $54.6 million to the capital lease obligation at December 31, 2007.

Deferred lease balances carried on the consolidated balance sheets represent future differences between accrual basis and cash basis lease costs.  Differences between lease expense on an accrual basis and the amount of cash dispersed for lease obligations is caused by:

•                  Unfavorable or favorable lease balances principally established in connection with the Merger and deferred gains on sale leaseback transactions which are amortized on a straight-line basis over the lease term;

•                  Lease balances established to account for operating lease costs on a straight-line basis; and

•                  Advanced rent payments made to lessors in order to reduce future lease payments which are amortized on a straight-line basis over the lease term.

At December 31, 2007, the Company had $95.0 million of favorable leases net of accumulated amortization, included in other identifiable intangible assets and $5.9 million of unfavorable leases net of accumulated amortization included in other long-term liabilities on the consolidated balance sheet.  The favorable leases will be amortized as an increase to lease expense over the remaining lease terms, which have a weighted average term of 15 years.  The unfavorable leases will be amortized as a decrease to lease expense over the remaining lease terms, which have a weighted average term of 8 years.

The net balance of the straight-line lease adjustment at December 31, 2007 of $1.3 million is included in other long-term liabilities on the consolidated balance sheets.

The balance of advanced rent payments at December 31, 2007 of $4.3 million is included in other long-term assets in the consolidated balance sheet and will be amortized as an increase to lease expense over the remaining lease terms, which have a weighted average term of 3.7 years.

 (12) Income Taxes

Total income tax (benefit) expense was as follows (in thousands):

	Successor	Predecessor
	Period from July 14, 2007 through December 31, 2007	Period from January 1, 2007 through July 13, 2007	Three months ended December 31, 2006	Year Ended September 30, 2006

From continuing operations	$(25,570)	$6,484	$8,835	$27,026
From cumulative effect of an accounting change	—	—	—	(1,054)
From discontinued operations	670	(172)	65	(1,548)
From shareholders’ equity	(2,129)	(3,309)	(1,353)	(7,297)

Total	$(27,029)	$3,003	$7,547	$17,127

The components of the provision for income taxes on (loss) income from continuing operations for the periods presented were as follows (in thousands):

	Successor	Predecessor
	Period from July 14, 2007 through December 31, 2007	Period from January 1, 2007 through July 13, 2007	Three months ended December 31, 2006	Year Ended September 30, 2006

Current:
Federal	$(5,024)	$(5,439)	$6,611	$4,995
State	20	(1,394)	2,451	4,486

	(5,004)	(6,833)	9,062	9,481

Deferred:
Federal	(15,109)	10,674	1,570	16,089
State	(5,457)	2,643	(1,797)	1,456

	(20,566)	13,317	(227)	17,545

Total	$(25,570)	$6,484	$8,835	$27,026

Total income tax (benefit) expense for the periods presented differed from the amounts computed by applying the U.S. federal income tax rate of 35% to (loss) income from continuing operations before income taxes, equity in net income of unconsolidated affiliates and minority interests as illustrated below (in thousands):

	Successor	Predecessor
	Period from July 14, 2007 through December 31, 2007	Period from January 1, 2007 through July 13, 2007	Three months ended December 31, 2006	Year Ended September 30, 2006

Computed “expected” (benefit) tax	$(21,704)	$(245)	$7,751	$23,176
Increase (reduction) in income taxes resulting from:
State and local income taxes, net of federal tax benefits	(3,353)	810	425	3,832
Targeted jobs tax credit	(697)	(322)	(326)	(629)
Non deductible transaction costs	—	6,021	975	—
Other, net	184	220	10	647

Total income tax (benefit) expense	$(25,570)	$6,484	$8,835	$27,026

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006 are presented below (in thousands):

	Successor	Predecessor
	2007	2006

Deferred Tax Assets:
Accounts receivable	$21,490	$20,560
Accrued liabilities and reserves	52,833	42,454
Net operating loss carryforwards (NOL)	85,036	78,445
Net unfavorable leases	3,063	967
Other	16,837	7,539
Total deferred tax assets	179,259	149,965
Valuation allowance	(46,700)	(46,700)
Deferred tax assets, net of valuation allowance	132,559	103,265
Deferred Tax Liabilities:
Accrued liabilities and reserves	(3,861)	(651)
Long-lived assets	(395,912)	(49,927)
Total deferred tax liabilities	(399,773)	(50,578)
Net deferred tax (liability) asset	$(267,214)	$52,687

Management believes the deferred tax assets at December 31, 2007 and 2006 are more likely than not to be realized.  As of December 31, 2007, the Company expects it will have sufficient taxable income in future periods from the reversal of existing taxable temporary differences and expected profitability such that the remaining NOL would be utilized within the carryforward period.  The Company had federal NOL carryforwards remaining of $83.5 million at December 31, 2007.  The earliest and most significant NOL arose in fiscal 2001 and has a carryforward period of 20 years.

The Company’s NOL carryforwards for state purposes have a tax value of $60.8 million and expire from 2008 to 2028.  These deferred tax assets are subject to a valuation allowance of $46.7 million.  Substantially all of the NOL was recorded in connection with the Predecessor Company, and reduction in the valuation allowance will result principally in a corresponding reduction to goodwill.

Utilization of deferred tax assets existing at the Predecessor Company’s October 2, 2001 bankruptcy emergence date must be applied first as a reduction of any Predecessor Company identifiable intangible assets and, then, as an increase to shareholders’ equity.  The Company recorded an increase to shareholders’ equity in the Successor period from July 14, 2007 through December 31, 2007, the Predecessor periods of January 1, 2007 through July 13, 2007, the three months ended December 31, 2006 and the year ended September 30, 2006 of $2.6 million, $3.5 million, $1.4 million and $7.6 million, respectively.

 (13) Related Party Transactions

        In connection with the Merger, the Company paid affiliates of the Sponsors $2.3 million of transaction, acquisition advisory services and similar fees.  This amount is included in the total purchase price of the Merger.

        Following the July 13, 2007 transaction, the Company pays an affiliate of one of the Sponsors a monthly fee for the provision of administrative services.  The fee is based upon the number of licensed owned, leased and managed beds operated by the Company.  Based upon the Company’s current bed count, the fee approximates $2.9 million per annum.

(14) Shareholders’ Equity

Successor

Capital stock

Total authorized capital stock consists of 1,500 shares, no par value, all of which is issued and outstanding as of December 31, 2007 and are held by the Parent.  Each share of capital stock is entitled, on all matters for a vote or the consent of holders of the capital stock, to one vote.

Capital Contributed by Parent

The Company received $300.0 million from the Parent to fund the Merger.  During the Successor period, the Company made $8 million of cash distributions to the Parent.

Predecessor

Shareholders’ Equity

The Company, through Merger Corp, acquired all of the outstanding common stock and common stock equivalents of the Predecessor Company in connection with the Merger on July 13, 2007.  Accordingly, the Predecessor Company common stock is retired.

(15) Stock-Based Benefit Plans

Successor

The Successor Company does not have any stock-based benefit plans.  Accordingly, no stock-based compensation expense is recognized in the Successor period.

Predecessor

Prior to the Merger, the Company had two stock-based benefit plans involving stock options and restricted stock awards.  Pursuant to the Merger, all outstanding stock options and restricted stock awards became fully vested and the holders became entitled to receive cash consideration equal to the difference between the exercise price and $69.35 per share for stock options and $69.35 for each share of restricted stock.  The Predecessor Company stock-based benefit plans were discontinued in connection with the Merger.  Under the terms of the stock option and restricted stock agreements, the terms of the awards were fixed at the grant date.

In addition to stock-based benefit plans, the Predecessor had a non-qualified deferred compensation plan for certain of its employees.  Under the provision of the plan, a rabbi trust was established to maintain the amounts deferred by the participants.  Certain of the plan participants elected to invest their deferred compensation in Predecessor stock units, which effectively mirrored the performance of the Predecessor common stock.  To satisfy a portion of the obligations under the deferred compensation plan, the Predecessor held shares of its common stock in an amount that approximated the number of stock units invested by plan participants.  For those participant accounts holding stock units for which the Predecessor was not required to settle its obligations by the delivery of shares of employer stock, the Predecessor recognized changes in the fair value of such common stock held in the rabbi trust as periodic charges or credits to compensation cost.

For the period January 1, 2007 to July 13, 2007, the three months ended December 31, 2006 and the twelve months ended September 30, 2006, compensation cost charged to expense for stock-based benefit plans and the impact of changes in the fair value of the common stock held in the rabbi trust was approximately $7.9 million (before taxes of $3.2 million), $2.8 million (before taxes of $1.2 million) and $11.1 million (before taxes of $4.5 million), respectively.  The compensation cost recognized is classified as general and administrative expenses in the consolidated statements of operations.  No cost was capitalized.

Stock Options

Compensation cost for stock options was recognized in the Predecessor period based upon the estimated fair value on the date of grant computed using a lattice-based binomial option pricing model over the vesting period during which employees performed the related services.

For the period January 1, 2007 to July 13, 2007, the three months ended December 31, 2006 and the twelve months ended September 30, 2006, compensation cost charged to expense for stock options was approximately $1.8 million, $0.9 million and $4.5 million, respectively.

For the twelve months ended September 30, 2006, the weighted average grant date fair value of the 599,500 stock options granted was approximately $18.31 per option.  There were no stock options granted beyond September 30, 2006.

In connection with the Merger, and pursuant to certain change in control provisions of the stock option plan, all nonvested stock options vested immediately, which resulted in a charge of $4.9 million during the Predecessor period from January 1, 2007 to July 13, 2007 for the recognition of all unrecognized compensation costs.  The charge is recorded in Merger related costs in the consolidated statements of operations.

Restricted stock

Compensation cost for restricted stock was recognized in the Predecessor period ratably over the service period at the market value of the Predecessor common stock on the date of the grant.

For the period January 1, 2007 to July 13, 2007, the three months ended December 31, 2006 and the twelve months ended September 30, 2006, compensation cost charged to expense for restricted stock was approximately $3.1 million, $2.0 million and $5.1 million, respectively.

Pursuant to the Merger agreement, all restrictions placed on nonvested restricted stock automatically lapsed on July 13, 2007, which resulted in a charge of $17.4 million during the Predecessor period from January 1, 2007 to July 13, 2007 for the fair value of the unvested restricted stock awards at July 13, 2007.  The charge is recorded in Merger related costs in the consolidated statements of operations.

(16) Commitments and Contingencies

Loss Reserves For Certain Self-Insured Programs

General and Professional Liability and Workers’ Compensation

The Company uses a combination of insurance and self-insurance mechanisms, including a wholly owned captive insurance subsidiary that is domiciled in Bermuda, to provide for potential liabilities for general and professional liability claims and workers’ compensation claims.  Policies are written for a duration of twelve months and are measured on a “claims made” basis.

Excess coverage above self-insured retention limits is provided through third party insurance policies generally in the form of per incident limits and aggregate policy limits for both general and professional liability and workers’ compensation claims.

As of December 31, 2007, the Company’s estimated range of outstanding losses for these liabilities on an undiscounted basis is $115.9 million to $152.4 million ($107.8 million to $134.4 million net of amounts recoverable from third-party insurance carriers).  The Company recorded reserves for these liabilities were $124.8 million as of December 31, 2007, net of $8.7 million recoverable from third-party insurance carriers, and are included in self-insurance liability reserves in its consolidated balance sheet.  The amount recoverable from third-party insurance carriers is included in other long-term assets in the consolidated balance sheets. The Company includes in current liabilities the estimated loss and loss expense payments that are projected to be satisfied within one year of the balance sheet date.

The Company, through its wholly owned captive insurance subsidiary has restricted cash and investments in marketable securities of $98.6 million at December 31, 2007, which are substantially restricted to securing the outstanding claim losses of insured through the captive.

Although management believes that the amounts provided in the Company’s consolidated financial statements are adequate and reasonable, there can be no assurances that the ultimate liability for such self-insured risks will not exceed management’s estimates.

Health Insurance

The Company offers employees an option to participate in a self-insured health plan.  Health claims under this plan are self-insured with a stop-loss umbrella policy in place to limit maximum potential liability for both individual claims and total claims for a plan year.  Health insurance claims are paid as they are submitted to the plan administrator.  The Company maintains an accrual for claims that have been incurred but not yet reported to the plan administrator and therefore have not been paid.  The liability for the self-insured health plan is recorded in accrued compensation in the consolidated balance sheets.  Although management believes that the amounts provided in the Company’s consolidated financial statements are adequate and reasonable, there can be no assurances that the ultimate liability for such self-insured risks will not exceed management’s estimates.

Financial Commitments

Requests for providing commitments to extend financial guarantees and extend credit are reviewed and approved by senior management subject to obligational authority limitations.  Management regularly reviews outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the need for any reserves for possible credit and guarantee loss.

The Company has extended $3.1 million in working capital lines of credit to certain jointly owned and managed companies, including certain consolidated VIEs, of which $1.4 million was unused at December 31, 2007.  In addition, the Company has agreed to extend credit for working capital needs of one managed nursing center.  Under that arrangement, the property’s owner is responsible for funding working capital needs up to $0.9 million and the Company would be required to cover deficits in excess of that limit.  To date, the Company has not had to perform under that agreement.  Credit risk represents the accounting loss that would be recognized at the reporting date if the affiliate companies were unable to repay any amounts utilized under the working capital lines of credit.  Commitments to extend credit to third parties are conditional agreements generally having fixed expiration or termination dates and specific interest rates and purposes.

The Company has posted $26.9 million of outstanding letters of credit.  The letters of credit guarantee performance to third parties of various trade activities.  The letters of credit are not recorded as liabilities on the Company’s consolidated balance sheet unless they are probable of being utilized by the third party.  The financial risk approximates the amount of outstanding letters of credit.

The Company is a party to joint venture partnerships whereby its ownership interests are 50% or less of the total capital of the partnerships.  The Company accounts for certain of these partnerships using either the cost or equity method of accounting depending on the percentage of ownership interest, and therefore, the assets, liabilities and operating results of these partnerships are not consolidated with the Company’s.  Certain other of the Company’s joint venture partnerships qualify as VIEs, and where the Company is determined to be the primary beneficiary of such arrangements, are consolidated.  The carrying value of the Company’s investment in unconsolidated joint venture partnerships is $10.9 million and $2.3 million at December 31, 2007 and 2006, respectively.  Although the Company is not contractually obligated to fund operating losses of these partnerships, in certain cases it has extended credit to such joint venture partnerships in the past and may decide to do so in the future in order to realize economic benefits from its joint venture relationship.  Management assesses the creditworthiness of such partnerships in the same manner it does other third parties.  The underlying debt obligations of the Company’s consolidated VIEs are non-recourse to it.  Guarantees are not recorded as liabilities on the Company’s consolidated balance sheet unless it is required to perform under the guarantee.  Credit risk represents the accounting loss that would be recognized at the reporting date if the counter-parties failed to perform completely as contracted.  The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that no amounts could be recovered from other parties.

Legal Proceedings

The Company is a party to litigation and regulatory investigations arising in the ordinary course of business.  Management does not believe the results of such litigation and regulatory investigations, even if the outcome is unfavorable, would have a material adverse effect on the results of operations, financial position or cash flows of the Company.

Conditional Asset Retirement Obligations

Certain of the Company’s real estate assets contain asbestos.  The asbestos is believed to be appropriately contained in accordance with environmental regulations.  If these properties were demolished or subject to renovation activities that disturb the asbestos, certain environmental regulations are in place, which specify the manner in which the asbestos must be handled and disposed.

At December 31, 2007, the Company has a liability for the fair value of the asset retirement obligation associated primarily with the cost of asbestos removal aggregating approximately $4.2 million, which is included in other long-term liabilities.  The liability for each facility will be accreted to its present value, which is estimated to approximate $16.2 million through the estimated settlement dates extending from 2008 through 2042.  Due to the time over which these obligations could be settled and the judgment used to determine the liability, the ultimate obligation may differ from the estimate.  Upon settlement, any difference between actual cost and the estimate is recognized as a gain or loss in that period.

Upon initial establishment on September 30, 2006, Predecessor recognized a liability for the fair value of the asset retirement obligation aggregating approximately $5.3 million and an asset aggregating approximately $2.3 million.  In addition, the Predecessor Company recognized the cumulative effect, totaling approximately $1.7 million, net of taxes, $1.5 million of which is included in cumulative effect of an accounting change and $0.2 million of which is included in loss from discontinued operations in the consolidated statements of operation for the year ended September 30, 2006.

Annual accretion of the liability and depreciation expense is recorded each year for the impacted assets until the obligation year is reached, either by sale of the property, demolition or some other future event such as a government action.

The changes in the carrying amounts of the Company’s asset retirement obligations for the Successor period from July 14, 2007 to December 31, 2007 and the Predecessor period from January 1, 2007 to July 13, 2007 and for the three months ended December 31, 2006 are as follows (in thousands):

Predecessor

Asset retirement obligations, September 30, 2006	$5,277
Accretion expense	78
Asset retirement obligations, December 31, 2006	$5,355

Asset retirement obligations, December 31, 2006	$5,355
Asset retirement obligations incurred	175
Asset retirement obligations settled	(467)
Accretion expense	168

Asset retirement obligations, July 13, 2007	$5,231

Successor

Establishment of asset retirement obligations at fair value, July 14, 2007	$4,367
Asset retirement obligations settled	(280)
Accretion expense	134

Asset retirement obligations, December 31, 2007	$4,221

Employment Agreements

The Company has employment agreements and arrangements with its executive officers and certain members of management. The agreements generally continue until terminated by the executive or the Company, and provide for severance payments under certain circumstances.

Other

The Company is pursuing a restructuring of its operations pursuant to which virtually all of the owned and leased land, property and equipment are separated from the rights and responsibilities related to the operations of the Company into separate special purpose entities.  The restructuring, if consummated, is expected to occur prior to December 31, 2008.

(17) Fair Value of Financial Instruments

The carrying amount and fair value of financial instruments at December 31, 2007 and 2006 consist of the following (in thousands):

	Successor		Predecessor
	2007		2006

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Cash and equivalents	$53,419	$53,419	66,270	$66,270
Restricted cash and investments in marketable securities	105,995	105,995	98,223	98,223
Accounts receivable, net	249,710	249,710	244,515	244,515
Accounts payable	49,601	49,601	51,914	51,914
Debt, excluding capital leases	1,725,727	1,728,038	436,878	456,123
Pay fixed/receive variable interest rate swap	(40,338)	(40,338)	136	136

The carrying value of cash and equivalents, net accounts receivable and accounts payable is equal to its fair value due to their short maturity.  The Company’s restricted investments in marketable securities are carried at fair value.  The fair value of debt is based upon quoted market prices or is computed using discounted cash flow analysis, based on the Company’s estimated borrowing rate at the end of each fiscal period presented.  The fair value of the interest rate swap agreement was determined using confirmations from third-party financial institutions.

The Company places its cash and equivalents and restricted investments in marketable securities in quality financial instruments and limits the amount invested in any one institution or in any one type of instrument.  The Company has not experienced any significant losses on its cash or restricted investments in marketable securities.

(18) Investment Income

Investment income is earned principally on short-term investments of cash on hand, restricted cash and investments of marketable securities held by the Company’s wholly owned captive insurance company and assets held in a rabbi trust of the Predecessor Company’s deferred compensation plan.

The following table sets forth the components of investment income (in thousands):

	Successor	Predecessor

	Period from July 14, 2007 through December 31, 2007	Period from January 1, 2007 through July 13, 2007	Three months ended December 31, 2006	Year Ended September 30, 2006

Income on cash and short-term investments	$1,991	$1,575	$964	$3,994
Income on restricted cash and investments	1,885	2,250	1,082	3,332
Income on assets held in rabbi trust	—	1,866	1,050	1,511
Interest income on notes receivable	296	441	73	446

Total investment income	$4,172	$6,132	$3,169	$9,283

(19) Assets Held for Sale and Discontinued Operations

In the normal course of business, the Company continually evaluates the performance of its operating units, with an emphasis on selling or closing under-performing or non-strategic assets.  Discontinued businesses are removed from the results of continuing operations.  The results of operations in the current and prior year periods, along with any cost to exit such businesses in the year of discontinuation, are classified as discontinued operations in the consolidated statements of operations.

The following table sets forth net revenues and the components of income (loss) from discontinued operations (in thousands):

	Successor	Predecessor
	Period from July 14, 2007 through December 31, 2007	Period from January 1, 2007 through July 13, 2007	Three months ended December 31, 2006	Year Ended September 30, 2006

Net revenues	$6,827	$2,417	$1,798	$7,841

Net operating income (loss) of discontinued businesses	$1,648	$(424)	$160	$(655)
Loss on discontinuation of businesses	—	—	—	(2,783)
Cumulative effect of an accounting change	—	—	—	(372)
Income tax (expense) benefit	(670)	172	(65)	1,548

Income (loss) from discontinued operations, net of taxes	$978	$(252)	$95	$(2,262)

The income (loss) on discontinuation of businesses includes the write-down of assets to estimated net realizable value.  The cumulative effect of an accounting change represents a charge recognized upon the initial adoption of FIN 47.

(20) Subsequent Events

Amendments to Debt Agreements

On March 27, 2008, the senior secured credit agreement and the mezzanine term loan agreement were amended.

The amendments provide that if the previously described restructuring does not occur on or before December 31, 2008, the senior secured credit facility lenders will receive an $8.0 million fee and the interest rate on the mezzanine term loan will be adjusted upwards and deferred with the outstanding balance of the mezzanine term loan.

The amendment to the senior secured credit agreement reduced the maximum available borrowing under the delayed draw term loan from $100.0 million to $37.5 million, and the revolving credit facility from $100.0 million to $50.0 million.

The amendment to the senior secured credit agreement provides that a portion of the senior secured term loan be repaid with proceeds from a borrowing under an anticipated multi year revolving credit facility that the operating company will enter into contemporaneously with the closing of the restructuring.

Other

On January 1, 2008, the Parent contributed 100% of the capital stock of the Company to a related entity, FC-GEN Acquisition Holding, LLC.